Amended

SEC MAIL PROCESSING SECTION
RECEIVED
APR 16 2015
WASH., D.C.
201

[redacted]

SECUI 15026380 ƆN

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8-46379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 1st BCCW Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

116 B South River Road
(No. and Street)

Bedford	NH	03110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Clarke, Jr. (603) 668-4353
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCafferty and Company, PC
(Name – *if individual, state last, first, middle name*)

71 Spit Brook Road	Nashua	NH	03036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 5/22/15

OATH OR AFFIRMATION

I, John J. Clarke, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st BCCW Capital Corp, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST BCCW CAPITAL CORP
FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

McCafferty & Company, P.C.
Certified Public Accountants

TABLE OF CONTENTS

Members

American Institute Of Certified Public Accountants

Massachusetts Society Of Certified Public Accountants

New Hampshire Society of Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bahsler

Vice President
Stanley Maksalla

Tax Manager
Donna Brazouskas

<u>Report of Independent Registered Public Accounting Firm</u>

To the Board of Directors
1st BCCW Capital Corp
Bedford, NH 03801

We have audited the accompanying balance sheets of 1st BCCW Capital Corp as of December 31, 2014 and 2013, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

McCafferty and Company P.C.

McCafferty and Company, P.C.
Certified Public Accountants

Newton, Massachusetts 02459

April 14, 2015

70 Wells Avenue, Newton, MA 02459 Tel. 617-964-3232 Fax. 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel. 603-888-6618 Fax: 603-888-2227
Email: Sbahsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

1ST BCCW CAPITAL CORP
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014 AND 2013

ASSETS

	2014	2013
Cash	$ 7,872	$ 9,395
Prepaid Expenses	3,021	3,030
Total Assets	$ 10,893	$ 12,425

LIABILITIES AND STOCKHOLDERS' EQUITY

	2014	2013
Liabilities:		
Accounts Payable	$ -	$ -
Total Liabilities	-	-
Stockholders' Equity:		
Common Stock ($1.00 par value, 10 shares authorized, issued and outstanding)	$ 10	$ 10
Additional Paid-in Capital	93,236	93,236
Accumulated Deficit	(82,353)	(80,821)
Total Stockholders' Equity	10,893	12,425
Total Liabilities and Stockholders' Equity	$ 10,893	$ 12,425

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Revenues:		
M & A Advisory Fees	$ -	$ 13,202
Office Expense Reimbursements Received	12,678	19,687
Total Revenues	12,678	32,889
Expenses:		
Bank Charges	63	99
Fidelity Bond-Insurance	946	946
Office Expense Reimbursement-Paid	493	17,642
Professional Fees	6,875	5,925
Regulatory Fees	4,416	6,016
Technology, Data and Communication Costs	1,420	1,420
Total Expenses	14,213	32,048
Other Income (Expense):		
Interest Income	3	3
Net Income / (Loss) Before Taxes	(1,532)	844
State Income Tax	-	-
Net Income / (Loss)	$ (1,532)	$ 844

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	Common Stock	Add'l Paid-In Capital	Accumulated Deficit	Total
Balance January 1, 2013	$ 10	$ 93,236	$ (81,665)	$ 11,581
Contributions to Capital	-	-	-	-
Net Income/(Loss) December 31, 2013	-	-	844	844
Balance December 31, 2013	$ 10	$ 93,236	$ (80,821)	$ 12,425
Contributions to Capital	-	-	-	-
Net Income / (Loss) December 31, 2014	-	-	(1,532)	-
Balance December 31, 2014	$ 10	$ 93,236	$ (82,353)	$ 10,893

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (1,532)	$ 844
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities		
(Increase) / Decrease in Accounts Receivable	-	-
(Increase) / Decrease in Prepaid Expenses	9	578
Net Increase (Decrease) in Cash Provided by Operating Activities	(1,523)	1,422
Cash Flows from Investing Activities:		
Partner Capital Contributions	-	-
Net Cash Flows from Investing Activities	-	-
Net Cash Flows from Financing Activities	-	-
Net Increase (Decrease) in Cash	(1,523)	1,422
Cash Balance - January 1	9,395	7,973
Cash Balance - December 31	$ 7,872	$ 9,395

Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for:		
Taxes	$ -	$ -
Interest	$ -	$ -

For purposes of statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

1ST BCCW CAPITAL CORP
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New Hampshire on June 30, 1993 to do business as a registered broker-dealer under the Securities and Exchange Act of 1934. The Company acts principally as a representative of business clients in the private placements of their securities arising from mergers, acquisitions, divestitures, recapitalizations, debts, mezzanine and equity financing.

Income Taxes

The Company is an S Corporation for federal income tax purposes. Consequently, income or loss flows directly to the shareholders, and income taxes are determined at the shareholder level. Tax returns for the years 2011-2013 are subject to review by taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues are recognized when the earnings process is complete and an exchange has taken place. The earnings process is deemed complete when contractual obligations have been met.

NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital as computed under Rule 15c3-l, was $7,872 and $9,395 at December 31, 2014 and 2013, respectively, which exceeds the required net capital amount of $5,000, by $2,872 and $4,395, at December 31, 2014 and 2013. The ratio of aggregate indebtedness at December 31, 2014 and 2013 was 0%.

NOTE 3 - RELATED PARTY TRANSACTIONS

A related entity, Baldwin & Clarke Corporate Finance, Inc. (BCCF) pays support expenses of the Company including rent and other overhead costs associated with the operation of the Company. Expenses attributable to the Company vary annually depending on the level and value of support provided. Expense reimbursements of $493 and $17,642 were paid in 2014 and 2013, respectively to BCCF.

NOTE 4 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

At December 31, 2014 management of the Company was not aware of any commitments, contingencies or guarantees that might result in losses or future obligations.

NOTE 5 - DATE OF MANAGEMENT REVIEW

Management has evaluated subsequent events through February 5, 2015, the date on which the financial statements were available to be issued.

1ST BCCW CAPITAL CORP

SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2014 AND 2013

McCafferty & Company, P.C.
Certified Public Accountants

SCHEDULE 1

1ST BCCW CAPITAL CORP

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2014 AND 2013

AGGREGATE INDEBTEDNESS:	2014	2013
Total Aggregate Indebtedness	-	-
NET CAPITAL		
Common Stock	$ 10	$ 10
Additional Paid-in Capital	93,236	93,236
Retained Earnings / (Deficit)	(82,353)	(80,821)
Total Stockholders' equity qualified for net capital	$ 10,893	$ 12,425
DEDUCTIONS AND/OR CHARGES		
Non-Allowable assets: Accounts Receivable	-	-
Non-Allowable assets: Prepaid Expenses	(3,021)	(3,030)
Net Capital, as defined	$ 7,872	$ 9,395
CAPITAL REQUIREMENTS	5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 2,872	$ 4,395
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0%	0%

RECONCILIATION BETWEEN AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL:

There was no difference in net capital as reported by the Company in the Company's Part IIA (unaudited) FOCUS Reports at December 31, 2014 and 2013 respectively.

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

SCHEDULE II

1ST BCCW CAPITAL CORP

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2014 AND 2013

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

1ST BCCW CAPITAL CORP

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

DECEMBER 31, 2014 AND 2013

The Company claims exemption from the segregation of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

See Auditors Report and Notes to Financial Statements
Which are an Integral Part of these Financial Statements

McCafferty & Company, P.C.
Certified Public Accountants

SCHEDULE IV

1ST BCCW CAPITAL CORP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2014 AND 2013

The Company is exempt from the reserve requirements of Rule 15c3-3, as it's transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

Members

American Institute Of
Certified Public Accountants

Massachusetts Society Of
Certified Public Accountants

New Hampshire Society of
Certified Public Accountants

McCafferty & Company, P.C.
Certified Public Accountants
Registered Investment Advisors

President
Edward McCafferty

Treasurer
Stephen Bohsler

Vice President
Stanley Moksalla

Tax Manager
Donna Brazauskas

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) 1st BCCW Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. & 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. & 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the period from January 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McCafferty and Company, P.C.

McCafferty and Company, P.C.
Certified Public Accountants

February 5, 2015

70 Wells Avenue, Newton, MA 02459 Tel: 617-964-3232 Fax: 617-964-3235
Email: Ted@mccaffertycpa.com Donnab@mccaffertycpa.com

71 Spit Brook Road, Nashua, NH 03060 Tel: 603-888-6618 Fax: 603-888-2227
Email: Sbohsler@mccaffertycpa.com Smaksalla@mccaffertycpa.com

1st BCCW Capital Corp
Coldstream Park • 116B South River Road • Bedford, NH 03110
Tel (603) 668-4353 • FAX (603) 622-1107 • Outside NH (800) 639-2711 • info@bcfinance.com • www.bcfinance.com

On behalf of 1st BCCW Capital Corporation, I, as President, attest to the following as required by the SEC in conjunction with our annual audit report for the period ending December 31, 2014:

- 1st BCCW Capital Corporation claims an exemption from SEC Rule 15c3-3 under the K(2)(i) provision.
- 1st BCCW Capital Corporation did not hold any customer funds or securities at any time during the year.
- 1st BCCW Capital Corporation met the identified exemption provisions throughout the reporting period without exception.

1st BCCW Capital Corporation

John J. Clarke,
President

BLANK PAGE (INTENTIONALLY)